Form G-FIN





13030868

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
11-37

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [x] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [x] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice
   B. [x] Amendment



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2013
03 REGISTRATIONS BRANCH

4. A. Full name of the financial institution:
   FTN Financial Capital Markets

   B. Address of principal office of financial institution:
   845 Crossover Lane, Suite 150 Memphis, TN 38117

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):
   Same

   D. Mailing address if different from (B) or (C):
   N/A

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Joel Ross	Senior VP	901-435-8712

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [x] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)
   See Attached List

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name
See Attached List

Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes B. ☐ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Joel	S	Ross	Senior VP



Manual Signature

Date: 3/15/13

FTN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
March 2013

#5 Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, and money market instruments.

99 Summer Street, Suite 1730
Boston, MA 02110

6201 Fairview Road, Suite 200 ***Closed Effective 3-11-13***
Charlotte, NC 28210

500 West Madison Street, Suite 1705 ***Address Change Effective 3-15-13***
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 810
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

Manhattan Towers
1230 Rosecrans Avenue, Suite 690
Manhattan Beach, CA 90266

One St. Louis Centre, Suite 3000
Mobile, AL 36602

444 Madison Avenue
9th Floor
New York, NY 10022

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1601 Market Street
Suite 3300
Philadelphia, PA 19103

3344 Peachtree Road
Suite 1965
Atlanta, GA 30326

1400 Old Country Road
Parkway Plaza, Suite 407
Westbury, NY 11590

100 Drakes Landing Road
Suite 305 (Bldg 100A)
Greenbrae, CA 94904

1691 Michigan Avenue
Suite 210
Miami Beach, FL 33139

106 E. 6th Street
Suit 900
Austin, TX 78701

9901 IH 10 West
Suite 800
San Antonio, TX 78230

4445 Eastgate Mall
Suite 200
San Diego, CA 92121

100 Chesterfield Business Parkway
Suite 200, Office 286
Chesterfield, MO 63005

865 Tahoe Blvd
Suite 108-C
Incline Village, NV 89451

#6 Management, Direction, or Supervison

Name	Title
Mike Kisber	President
Tim Romanow	Trading Manager/Wholesale Markets
Joel Ross	Risk Control Manager
Steve Twersky	Portfolio Strategies Manager
Jim Vogel	Interest Rates Strategist
Don Ritcheson	Controller
Bill Buck	Operations Manager
Jerry Hubbard	Manager, Capital Assets
Mike Waddell	Chief Operating & Financial Officer
Michael Allen	Public Finance Manager
Rodney Turner	National Sales Manager
Addison Hanan	Sales Manager
Steve Walsh	Sales Manager
Kathy Lafreniere	Sales Manager
Robert Hatcher	Branch Manager Mobile, AL
Stephen Mullin	Branch Manager Philadelphia, PA